Exhibit 99.4

TENTH AMENDMENT TO

FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

TENTH AMENDMENT TO FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT (this “Tenth Amendment”), dated as of October 1, 2025, among BRP INC., a corporation existing under the laws of Canada (“Holdings”), BOMBARDIER RECREATIONAL PRODUCTS INC., a corporation existing under the laws of Canada (the “Borrower”), each Guarantor party hereto, BANK OF MONTREAL (“Bank of Montreal”), as administrative agent (in such capacity, including any permitted successor and assigns, the “Administrative Agent”), Royal Bank of Canada, as a 2025-1 Incremental Lender and as a 2025-2 Incremental Lender (each as defined below) and each 2025 Converting Lender (as defined below) party hereto. All capitalized terms used herein (including in this preamble) and not otherwise defined herein shall have the respective meanings provided such terms in the Term Credit Agreement referred to below.

PRELIMINARY STATEMENTS

WHEREAS, the Borrower has entered into that certain Fourth Amended and Restated Term Loan Credit Agreement, dated as of May 23, 2018, among Holdings, the Borrower, the other Guarantors from time to time party thereto, the Lenders party thereto from time to time and Bank of Montreal, as the Administrative Agent (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time to, but not including, the date hereof, the “Term Credit Agreement”);

WHEREAS, pursuant to the Term Credit Agreement, certain Lenders (the “Existing 2020 Replacement Term Lenders”) have extended 2020 Replacement Term Loans (the “Existing 2020 Replacement Term Loans”) to the Borrower and as of the date hereof (but prior to giving effect to this Tenth Amendment), the aggregate outstanding principal balance of such Existing 2020 Replacement Term Loans is $465,748,228.00.

WHEREAS, pursuant to the Term Credit Agreement, certain Lenders (the “Existing 2023 Replacement Term Lenders”) have extended 2023 Replacement Term Loans (the “Existing 2023 Replacement Term Loans”) to the Borrower and as of the date hereof (but prior to giving effect to this Tenth Amendment), the aggregate outstanding principal balance of such Existing 2023 Replacement Term Loans is $486,325,000.00.

WHEREAS, pursuant to the Term Credit Agreement, certain Lenders (the “Existing 2024 Extended Term Lenders”) have extended 2024 Extended Term Loans (the “Existing 2024 Extended Term Loans”) to the Borrower and as of the date hereof (but prior to giving effect to this Tenth Amendment), the aggregate outstanding principal balance of such Existing 2024 Extended Term Loans is $ $982,500,000.00.

WHEREAS, pursuant to Section 2.14 of the Term Credit Agreement, the Borrower has delivered an Incremental Loan Request to the Administrative Agent requesting that the Lenders party hereto (including any 2025-1 Converting Lender, collectively the “2025-1 Incremental Lenders”) make Incremental Loans to the Borrower on the Tenth Amendment Closing Date in an aggregate principal amount of $574,325,000 (including any 2023 Replacement Term Loans cashlessly exchanged pursuant to the terms hereof, the “2025-1 Incremental Loans” and the Incremental Commitments under this Tenth Amendment of the 2025-1 Incremental Lender with respect to the 2025-1 Incremental Loans, the “2025-1 Incremental Commitments”), which will be used by the Borrower to fund the 2025 Refinancing (as defined below);

WHEREAS, pursuant to Section 2.14 of the Term Credit Agreement, the Borrower has delivered an Incremental Loan Request to the Administrative Agent requesting that the Lenders party hereto (including any 2025-2 Converting Lender, collectively, the “2025-2 Incremental Lenders” and, together with the 2025-1 Incremental Lenders, the “2025 Incremental Lenders”) make Incremental Loans to the Borrower on the Tenth Amendment Closing Date in an aggregate principal amount of $1,159,500,000 (including any 2024 Extended Term Loans cashlessly exchanged pursuant to the terms hereof, the “2025-2 Incremental Loans” and the Incremental Commitments under this Tenth Amendment of the 2025-2 Incremental Lender with respect to the 2025-2 Incremental Loans, the “2025-2 Incremental Commitments”), which will be used by the Borrower to fund the 2025 Refinancing (as defined below);

WHEREAS, (i) each Existing 2023 Replacement Term Lender that executes and delivers a counterpart signature page of this Tenth Amendment (such consenting Lenders, the “2025-1 Converting Lenders”) will be deemed to have agreed to the terms of this Tenth Amendment and the Term Credit Agreement (as amended by this Tenth Amendment) and to exchange (as further described herein) all or a portion of its Existing 2023 Replacement Term Loans for 2025-1 Incremental Loans in an equal principal amount, which will be effectuated by cashless exchange and (ii) each Existing 2024 Extended Term Lender that executes and delivers a counterpart signature page of this Tenth Amendment (such consenting Lenders, the “2025-2 Converting Lenders” and, together with the 2025-1 Converting Lenders, the “2025 Converting Lenders”) will be deemed to have agreed to the terms of this Tenth Amendment and the Term Credit Agreement (as amended by this Tenth Amendment) and to exchange (as further described herein) all or a portion of its Existing 2024 Extended Term Loans for 2025-2 Incremental Loans in an equal principal amount, which will be effectuated by cashless exchange;

WHEREAS, the Borrower has delivered a notice to the Administrative Agent (the “Prepayment Notice”) to voluntarily prepay all outstanding Existing 2020 Replacement Term Loans, Existing 2023 Replacement Term Loans and Existing 2024 Extended Term Loans (together with accrued and unpaid interest and premium) with the proceeds of the 2025-1 Incremental Loans, the 2025-2 Incremental Loans and cash on hand (the “2025 Refinancing”);

WHEREAS, as contemplated by Section 2.14 of the Term Credit Agreement, (x) the parties hereto have agreed, subject to the satisfaction of the conditions precedent to effectiveness set forth in Section 5 hereof, to amend certain terms of the Term Credit Agreement as hereinafter provided to give effect to the incurrence of the 2025-1 Incremental Loans and the 2025-2 Incremental Loans and (y) this Tenth Amendment shall constitute an Incremental Amendment;

WHEREAS, each 2025-1 Incremental Lender is prepared to provide the 2025-1 Incremental Loans in an amount equal to its 2025-1 Incremental Commitment set forth on Schedule 1 hereto subject to the terms and conditions set forth herein;

WHEREAS, each 2025-2 Incremental Lender is prepared to provide the 2025-2 Incremental Loans in an amount equal to its 2025-2 Incremental Commitment set forth on Schedule 1 hereto subject to the terms and conditions set forth herein; and

WHEREAS, pursuant to that certain amended and restated engagement letter, dated as of September 29, 2025, among ROYAL BANK OF CANADA (“RBC”), BMO CAPITAL MARKETS CORP. (“BCM”), TD SECURITIES (USA) LLC (“TD”), CITIGROUP GLOBAL MARKETS INC. (“Citi”), NATIONAL BANK OF CANADA FINANCIAL INC. (“NBC”), CIBC WORLD MARKETS CORP. (“CIBC”) and the Borrower (the “Tenth Amendment Engagement Letter”), RBC, BCM and TD shall act as joint lead arrangers and joint bookrunners, and Citi, NBC and CIBC shall act joint bookrunners (with RBC to have “left” placement in any and all marketing materials and have the leading roles and responsibilities conventionally associated with such “left” placement), in each case, with respect to this Tenth Amendment, the 2025-1 Incremental Loans and the 2025-2 Incremental Loans.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is acknowledged by each party hereto, it is agreed that:

SECTION 1.

RULES OF CONSTRUCTION. The rules of construction specified in Section 1.02 of the Term Credit Agreement shall apply to this Tenth Amendment, including the terms defined in the preamble and recitals hereto.

SECTION 2.	INCREMENTAL LOANS AND AMENDMENTS TO CREDIT AGREEMENT.

(a)  2025-1 Incremental Loans. Subject to the satisfaction of the conditions set forth in Section 5, on and as of the Tenth Amendment Closing Date, immediately after the consummation of the transactions described in clause (a) above, pursuant to Section 2.14 of the Term Credit Agreement:

(i)  Each 2025-1 Converting Lender agrees that, immediately prior to the amendments in clause (c) below taking effect, the aggregate principal amount of its Existing 2023 Replacement Term Loans indicated on such 2025-1 Converting Lender’s signature page to this Tenth Amendment will be exchanged for an equal principal amount of 2025-1 Incremental Loans through a cashless exchange as permitted by Section 1.12 of the Term Credit Agreement (such converted amount, “2025-1 Converted Amount”);

(ii)  To the extent that the 2025-1 Converted Amount of any Existing 2023 Replacement Term Lender that is a 2025-1 Converting Lender is less than the full outstanding principal amount of such Existing 2023 Replacement Term Lender’s Existing 2023 Replacement Term Loans immediately prior to giving effect to this Tenth Amendment, such Existing 2023 Replacement Term Lender shall be repaid in cash in an amount equal to the difference between the outstanding principal amount of the Existing 2023 Replacement Term Loans of such Existing 2023 Replacement Term Lender and such Existing 2023 Replacement Term Lender’s 2025-1 Converted Amount;

(iii)  The outstanding principal amount of any Existing 2023 Replacement Term Loan of each Lender which (i) is an Existing 2023 Replacement Term Lender under the Term Credit Agreement prior to giving effect to this Tenth Amendment and (ii) is not party hereto as a “2025-1 Converting Lender” shall be repaid in full in cash;

(iv)  Each Person that has executed this Tenth Amendment as a 2025 Converting Lender or a 2025-1 Incremental Lender, in each case, severally agrees to provide to the Borrower its 2025-1 Incremental Commitment set forth opposite its name under the heading “2025-1 Incremental Commitment” on Schedule 1 to this Tenth Amendment and, on the Tenth Amendment Closing Date, hereby agrees to “fund” its 2025-1 Incremental Loans as follows: (x) each 2025-1 Converting Lender shall “fund” its 2025-1 Incremental Loan to the Borrower by converting all or a portion of its then outstanding principal amount of Existing 2023 Replacement Term Loan into a 2025-1 Incremental Loan in a principal amount equal to such 2025-1 Converting Lender’s 2025-1 Converted Amount (which, for the avoidance of doubt, shall be accomplished by a cashless settlement mechanism) and (y) Royal Bank of Canada shall fund in cash to the Borrower an amount equal to its 2025-1 Incremental Commitment set forth on Schedule I hereto.

(v)  The full amount of the 2025-1 Incremental Loans shall be drawn by the Borrower in a single drawing on the Tenth Amendment Closing Date and amounts paid or prepaid in respect of the 2025-1 Incremental Loans may not be reborrowed. The 2025-1 Incremental Loans (x) shall constitute a new and separate Class of Loans from each other then outstanding Class of Loans (including the 2025-2 Incremental Term Loans), (y) shall be secured by identical collateral and guarantied on identical terms as the other Classes of Loans outstanding on the Tenth Amendment Closing Date and (z) shall be subject to the interest rates (including Applicable Rates), amortization, voluntary prepayment terms, mandatory prepayment terms and maturity date set forth in the Term Credit Agreement (as amended by this Tenth Amendment).

(vi)  The 2025-1 Incremental Loans (whether funded or cashlessly exchanged) shall be incurred or be deemed to be incurred, as applicable, pursuant to a single Borrowing of Term Loans on the Tenth Amendment Closing Date and, from and after the Tenth Amendment Closing Date, shall constitute a single Class of Loans accruing interest at the same rate per annum and, if applicable, having the same Interest Period.

(vii)  The 2025-1 Incremental Lenders, the Administrative Agent and the Loan Parties party hereto agree that this Tenth Amendment shall constitute an Incremental Amendment pursuant to and in accordance with Section 2.14(f) of the Term Credit Agreement.

(viii)  The 2025-1 Incremental Commitment of the 2025-1 Incremental Lenders shall automatically terminate upon the funding (or cashless exchange, as applicable) of the 2025-1 Incremental Loans on the Tenth Amendment Closing Date.

(ix)  The proceeds of the 2025-1 Incremental Loans shall be used by the Borrower to fund the 2025 Refinancing.

(x)  The Borrower hereby designates that the full principal amount of 2025-1 Incremental Loans is being incurred in reliance on clause (d)(iii)(A) of Section 2.14 of the Term Credit Agreement.

(xi)  Notwithstanding anything to the contrary herein, each 2025-1 Converting Lender hereby waives any entitlement or claims to any loss, expense or liability due under the Term Credit Agreement with respect to the repayment and/or conversion of the Term Loans it holds as an existing Lender, which shall have been replaced and/or repaid after giving effect to the 2025 Refinancing.

(b)  2025-2 Incremental Loans. Subject to the satisfaction of the conditions set forth in Section 5, on and as of the Tenth Amendment Closing Date, immediately after the consummation of the transactions described in clause (a) above, pursuant to Section 2.14 of the Term Credit Agreement:

(i)  Each 2025-2 Converting Lender agrees that, immediately prior to the amendments in clause (c) below taking effect, the aggregate principal amount of its Existing 2024 Extended Term Loans indicated on such 2025-2 Converting Lender’s signature page to this Tenth Amendment will be exchanged for an equal principal amount of 2025-2 Incremental Loans through a cashless exchange as permitted by Section 1.12 of the Term Credit Agreement (such converted amount, “2025-2 Converted Amount”);

(ii)  To the extent that the 2025-2 Converting Amount of any Existing 2024 Extended Term Lender that is a 2025-2 Converting Lender is less than the full outstanding principal amount of such Existing 2024 Extended Term Lender’s Existing 2024 Extended Term Loans immediately prior to giving effect to this Tenth Amendment, such Existing 2024 Extended Term Lender shall be repaid in cash in an amount equal to the difference between the outstanding principal amount of the Existing 2024 Extended Term Loans of such Existing 2024 Extended Term Lender and such Existing 2024 Extended Term Lender’s 2025-2 Converted Amount;

(iii)  The outstanding principal amount of any Existing 2024 Extended Term Loan of each Lender which (i) is an Existing 2024 Extended Term Lender under the Term Credit Agreement prior to giving effect to this Tenth Amendment and (ii) is not party hereto as a “2025-2 Converting Lender” shall be repaid in full in cash;

(iv)  Each Person that has executed this Tenth Amendment as a 2025 Converting Lender or a 2025-2 Incremental Lender, in each case, severally agrees to provide to the Borrower its 2025-2 Incremental Commitment set forth opposite its name under the heading “2025-2 Incremental Commitment” on Schedule 1 to this Tenth Amendment and, on the Tenth Amendment Closing Date, hereby agrees to “fund” its 2025-2 Incremental Loans as follows: (x) each 2025-2 Converting Lender shall “fund” its 2025-2 Incremental Loan to the Borrower by converting all or a portion of its then outstanding principal amount of Existing 2024 Extended Term Loan into a 2025-2 Incremental Loan in a principal amount equal to such 2025-2 Converting Lender’s 2025-2 Converted Amount (which, for the avoidance of doubt, shall be accomplished by a cashless settlement mechanism) and (y) Royal Bank of Canada shall fund in cash to the Borrower an amount equal to such its 2025-2 Incremental Commitment set forth on Schedule I hereto.

(v)  The full amount of the 2025-2 Incremental Loans shall be drawn by the Borrower in a single drawing on the Tenth Amendment Closing Date and amounts paid or prepaid in respect of the 2025-2 Incremental Loans may not be reborrowed. The 2025-2 Incremental Loans (x) shall constitute a new and separate Class of Loans from each other then outstanding Class of Loans (including the 2025-1 Incremental Term Loans), (y) shall be secured by identical collateral and guarantied on identical terms as the other Classes of Loans outstanding on the Tenth Amendment Closing Date and (z) shall be subject to the interest rates (including Applicable Rates), amortization, voluntary prepayment terms, mandatory prepayment terms and maturity date set forth in the Term Credit Agreement (as amended by this Tenth Amendment).

(vi)  The 2025-2 Incremental Loans (whether funded or cashlessly exchanged) shall be incurred or be deemed to be incurred, as applicable, pursuant to a single Borrowing of Term Loans on the Tenth Amendment Closing Date and, from and after the Tenth Amendment Closing Date, shall constitute a single Class of Loans accruing interest at the same rate per annum and, if applicable, having the same Interest Period.

(vii)  The 2025-2 Incremental Lender, the Administrative Agent and the Loan Parties party hereto agree that this Tenth Amendment shall constitute an Incremental Amendment pursuant to and in accordance with Section 2.14(f) of the Term Credit Agreement.

(viii)  The 2025-2 Incremental Commitment of the 2025-2 Incremental Lender shall automatically terminate upon the funding (or cashless exchange, as applicable) of the 2025-2 Incremental Loans on the Tenth Amendment Closing Date.

(ix)  The proceeds of the 2025-2 Incremental Loans shall be used by the Borrower to fund the 2025 Refinancing.

(x)  The Borrower hereby designates that the full principal amount of 2025-2 Incremental Loans is being incurred in reliance on clause (d)(iii)(A) of Section 2.14 of the Term Credit Agreement.

(xi)  Notwithstanding anything to the contrary herein, each 2025-2 Converting Lender hereby waives any entitlement or claims to any loss, expense or liability due under the Term Credit Agreement with respect to the repayment and/or conversion of the Term Loans it holds as an existing Lender, which shall have been replaced and/or repaid after giving effect to the 2025 Refinancing.

(c) Subject to the satisfaction of the conditions set forth in Section 5, upon the making of the 2025-1 Incremental Loans and the 2025-2 Incremental Loans, the Term Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the underlined text (indicated textually in the same manner as the following example: underlined text) as set forth in the pages of the Term Credit Agreement attached as Exhibit A hereto.

SECTION 3.  REFERENCE TO AND EFFECT ON THE TERM CREDIT AGREEMENT. On and after the Tenth Amendment Closing Date, (i) each reference in the Term Credit Agreement to “this Agreement,” “hereunder,” “hereof” or text of like import referring to the Term Credit Agreement shall mean and be a reference to the Term Credit Agreement as amended by this Tenth Amendment, (ii) the 2025-1 Incremental Loans and the 2025-2 Incremental Loans shall constitute “Loans” and “Term Loans”, in each case, under and as defined in the Term Credit Agreement, (iii) the 2025 Incremental Lenders shall each constitute a “Lender” and a “Term Lender”, (other than for purposes of Section 2.01(a)(i) of the Term Credit Agreement), (iv) the 2025-1 Incremental Commitments and the 2025-2 Incremental Commitments shall constitute, “Commitments” and “Incremental Commitments”, in each case, under and as defined in the Term Credit Agreement, (v) the Tenth Amendment Closing Date shall constitute the “Incremental Facility Closing Date” under and as defined in the Term Credit Agreement with respect to the 2025-1 Incremental Loans and the 2025-2 Incremental Loans and (vi) this Tenth Amendment shall constitute an “Incremental Amendment” under and as defined in the Term Credit Agreement, in each case, under and as defined in the Term Credit Agreement. On and after the effectiveness of this Tenth Amendment, this Tenth Amendment shall for all purposes constitute a “Loan Document” under and as defined in the Term Credit Agreement and the other Loan Documents.

SECTION 4.  REPRESENTATIONS & WARRANTIES. In order to induce the 2025 Incremental Lenders and the Administrative Agent to enter into this Tenth Amendment, to induce the 2025-1 Incremental Lenders to make the 2025-1 Incremental Loans hereunder and to induce the 2025-2 Incremental Lenders to make the 2025-2 Incremental Loans hereunder, each Loan Party hereby represents and warrants to the 2025 Incremental Lenders and the Administrative Agent on and as of the Tenth Amendment Closing Date, that:

(a)  The execution, delivery and performance by such Loan Party of this Tenth Amendment will not (i) contravene the terms of any of such Person’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01 of the Term Credit Agreement), or require any payment to be made under (x) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (y) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (iii) violate any Law; except with respect to any conflict, breach or contravention or payment (but not creation of Liens) referred to in clauses (ii) and (iii), to the extent that such violation, conflict, breach, contravention or payment could not reasonably be expected to have a Material Adverse Effect.

(b)  Each Loan Party party hereto has the requisite power and authority to execute, deliver and perform the terms and provisions of this Tenth Amendment and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance by it of this Tenth Amendment. Each Loan Party has duly executed and delivered this Tenth Amendment, and this Tenth Amendment, the Term Credit Agreement as amended hereby and each other Loan Document to which such Loan Party is a party constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as such enforceability may be limited by (i) Debtor Relief Laws and by general principles of equity principles of good faith and fair dealing, and (ii) the need for filings and registrations necessary to create or perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties and (iii) the effect of foreign Laws, rules and regulations as they relate to pledges of Equity Interests in Foreign Subsidiaries.

(c)  Each of the representations and warranties set forth in the Term Credit Agreement and in the other Loan Documents is true and correct in all material respects on and as of the Tenth Amendment Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, however, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(d)  All proceeds of the 2025-1 Incremental Loans will be used for the purposes set forth in Section 2(a)(iv) hereof.

(e)  All proceeds of the 2025-2 Incremental Loans will be used for the purposes set forth in Section 2(b)(iv) hereof.

SECTION 5.   CONDITIONS PRECEDENT. This Tenth Amendment shall become effective as of the first date (the “Tenth Amendment Closing Date”) when each of the conditions set forth in this Section 5 shall have been satisfied:

(a)  The Administrative Agent shall have received a duly authorized, executed and delivered counterpart of the signature page to this Tenth Amendment from each Loan Party named on the signature pages hereto, the Administrative Agent and the 2025 Incremental Lenders (which, for the avoidance of doubt, constitute the Required Lenders under the Credit Agreement as of the Tenth Amendment Closing Date and after giving effect to the 2025 Refinancing).

(b)  (i) All fees and expenses (including all invoiced reasonable out-of-pocket costs, fees and expenses (including invoiced reasonable and out-of-pocket legal fees and expenses reimbursable hereunder)) shall have been paid to the extent earned, due and owing and otherwise payable or reimbursable pursuant to the terms of the Loan Documents and, in the case of expenses, otherwise invoiced prior to the Tenth Amendment Closing Date, (ii) fees and expenses incurred by or on behalf of the 2025 Incremental Lenders in connection with the funding of the 2025-1 Incremental Loans and the 2025-2 Incremental Loans in the amounts agreed between the 2025 Incremental Lenders and the Borrower, in each case, shall be due and payable on the Tenth Amendment Closing Date to the extent, in the case of expenses, invoiced at least three (3) business days prior to the Tenth Amendment Closing Date (provided that legal expenses payable pursuant to this clause (ii) shall be limited to the reasonable and documented fees and expenses of White & Case LLP and Davies Ward Phillips & Vineberg LLP, in each case, as counsel to the 2025 Incremental

Lenders) and (iii) all accrued and unpaid interest on the Existing 2020 Replacement Term Loans, the Existing 2023 Replacement Term Loans and the Existing 2024 Extended Term Loans through, but not including, the Tenth Amendment Closing Date shall have been paid to the Administrative Agent for the ratable account of each Existing 2020 Replacement Term Lender, Existing 2023 Replacement Term Lender, and Existing 2024 Extended Term Lender, respectively.

(c)  Both immediately before and after giving effect to this Tenth Amendment, (i) no Default or Event of Default shall have occurred or be continuing and (ii) all representations and warranties contained in this Tenth Amendment, the Term Credit Agreement and in the other Loan Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the date hereof (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, however, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates).

(d)  After giving effect to the making of all Incremental Loans on such date and the 2025 Refinancing, the Borrower’s Secured Net Leverage Ratio shall not exceed 3.75:1.00 on the Tenth Amendment Closing Date determined on a Pro Forma Basis as of the last day of the Test Period most recently ended prior to the date of the incurrence of the 2025-1 Incremental Loans and the 2025-2 Incremental Loans for which internal financial statements are available (as determined in good faith by the Borrower), as if all such 2025-1 Incremental Loans and the 2025-2 Incremental Loans had been incurred on the last day of such Test Period.

(e)  The Administrative Agent shall have received a Committed Loan Notice meeting the requirements of Section 2.02(a) of the Term Credit Agreement for the 2025-1 Incremental Loans and the 2025-2 Incremental Loans.

(f)  The Administrative Agent shall have received a Prepayment Notice meeting the requirements of Section 2.05(a) of the Term Credit Agreement for the prepayment of all outstanding Existing 2020 Replacement Term Loans, Existing 2023 Replacement Term Loans and Existing 2024 Extended Term Loans.

(g)  The Administrative Agent shall have received an officer’s certificate of the Borrower, dated the Tenth Amendment Closing Date, executed by a Responsible Officer of the Borrower certifying to the best of such officer’s knowledge, compliance with the requirements set forth in preceding clauses (c) and (d) of this Section 5.

(h)  On the Tenth Amendment Closing Date, the Administrative Agent shall have received a customary opinion of Ropes & Gray LLP, U.S. counsel to the Loan Parties and Stikeman Elliott, Canadian counsel to the Loan Parties, in each case, (i) in form and substance consistent with the legal opinion delivered on the Closing Date with such changes as shall be reasonably satisfactory to the Administrative Agent, (ii) addressed to the Administrative Agent, the 2025-1 Incremental Lenders and the 2025-2 Incremental Lenders and (iii) dated the Tenth Amendment Closing Date.

(i)  The Administrative Agent shall have received a customary certificate from each Loan Party, dated the Tenth Amendment Closing Date, signed by a Responsible Officer of such Loan Party, and attested to by the secretary or any assistant secretary of such Loan Party, with appropriate insertions, together with (i) certified copies of the certificate or articles of incorporation and by-laws (or other equivalent organizational documents), as applicable, of such Loan Party, (ii) customary resolutions of such Loan Party referred to in such certificate, (iii) incumbency or specimen signatures which identify by name and title the

Responsible Officer or authorized signatory of such Loan Party authorized to sign this Tenth Amendment, and (iv) a good standing certificate from the applicable Governmental Authority of such Loan Party’s jurisdiction of incorporation, organization or formation, each dated a recent date prior to the Tenth Amendment Closing Date and certifying as to the good standing of such Loan Party (but only if the concept of good standing exists in the applicable jurisdiction); provided that in the case of preceding clause (i), such documents shall not be required to be delivered if such certificate includes a certification by such officer that the applicable organizational documents delivered to the Administrative Agent in connection with the initial funding of Term B Loans on the Closing Date (or any date thereafter) remain in full force and effect and have not been amended, modified, revoked or rescinded since the Closing Date (or such date thereafter).

(j)  The Administrative Agent shall have received a solvency certificate from the chief financial officer (or other officer with reasonably equivalent duties) of the Borrower substantially in the form of Exhibit D-2 to the Term Credit Agreement and dated the Tenth Amendment Closing Date certifying that the Borrower and its Restricted Subsidiaries are Solvent (after giving effect to the incurrence of the 2025-1 Incremental Loans and the 2025-2 Incremental Loans and the application of the proceeds thereof).

SECTION 6.  REAFFIRMATION.

(a)  To induce the 2025 Incremental Lenders and Administrative Agent to enter into this Tenth Amendment, each of the Loan Parties hereby acknowledges and reaffirms its obligations under each Loan Document to which it is a party, including, without limitation, any grant, pledge or collateral assignment of a lien or security interest, as applicable, contained therein, in each case, as amended, restated, supplemented or otherwise modified prior to or as of the date hereof (collectively, the “Reaffirmed Documents”). The Borrower acknowledges and agrees that each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect, that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Tenth Amendment.

(b)  In furtherance of the foregoing Section 6(a), each Loan Party, in its capacity as a Guarantor under any Guaranty to which it is a party (in such capacity, each a “Reaffirming Loan Guarantor”), reaffirms its guarantee of the Guaranteed Obligations under the terms and conditions of such Guaranty and agrees that such Guaranty remains in full force and effect to the extent set forth in such Guaranty and after giving effect to this Tenth Amendment. Each Reaffirming Loan Guarantor hereby confirms that it consents to the terms of this Tenth Amendment and the Term Credit Agreement and that the principal of, the interest and premium (if any) on, and fees related to, the 2025-1 Incremental Loans and the 2025-2 Incremental Loans constitute “Obligations” under the Loan Documents. Each Reaffirming Loan Guarantor hereby (i) confirms that each Loan Document to which it is a party or is otherwise bound will continue to guarantee to the fullest extent possible in accordance with the Loan Documents, the payment and performance of the Guaranteed Obligations, including, without limitation, the payment and performance of all such applicable Guaranteed Obligations that are joint and several obligations of each Guarantor now or hereafter existing; (ii) acknowledges and agrees that its Guaranty and each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Tenth Amendment; and (iii) acknowledges, agrees and warrants for the benefit of the Administrative Agent, each other Agent and each Secured Party that there are no rights of set-off or counterclaim, nor any defenses of any kind, whether legal, equitable or otherwise, that would enable such Reaffirming Loan Guarantor to avoid or delay timely performance of its obligations under the Loan Documents.

(c)  In furtherance of the foregoing Section 6(a), each of the Loan Parties that is party to any Collateral Document, in its capacity as a Grantor (as defined in such Collateral Document) under such Collateral Document (in such capacity, each a “Reaffirming Grantor”), hereby acknowledges that it has reviewed and consents to the terms and conditions of this Tenth Amendment and the transactions contemplated hereby, including the extension of credit in the form of the 2025-1 Incremental Loans and the 2025-2 Incremental Loans. In addition, each Reaffirming Grantor reaffirms the security interests granted by such Reaffirming Grantor under the terms and conditions of the Security Agreement and each other Loan Document (in each case, to the extent a party thereto) to secure the Obligations and agrees that such security interests remain in full force and effect. Each Loan Party hereby confirms that the security interests granted by such Reaffirming Grantor under the terms and conditions of the Loan Documents secure the 2025-1 Incremental Loans and the 2025-2 Incremental Loans as part of the Obligations. Each Reaffirming Grantor hereby (i) confirms that each Collateral Document to which it is a party or is otherwise bound and all Collateral encumbered thereby will continue to secure, to the fullest extent possible in accordance with the Collateral Documents, the payment and performance of the Obligations, as the case may be, including, without limitation, the payment and performance of all such applicable Obligations that are joint and several obligations of each Guarantor and Grantor now or hereafter existing, (ii) confirms its respective grant to the Administrative Agent for the benefit of the Secured Parties of the security interest in and continuing Lien on all of such Grantor’s right, title and interest in, to and under all Collateral, in each case, whether now owned or existing or hereafter acquired or arising and wherever located, as collateral security for the prompt and complete payment and performance in full when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all applicable Obligations (including all such Obligations as amended, reaffirmed and/or increased pursuant to this Tenth Amendment), subject to the terms contained in the applicable Loan Documents, and (iii) confirms its respective pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of each of the Collateral Documents to which it is a party.

(d)  Each Guarantor acknowledges and agrees that (i) notwithstanding the conditions to effectiveness set forth in this Tenth Amendment, such Guarantor is not required by the terms of the Term Credit Agreement or any other Loan Document to consent to this Tenth Amendment and (ii) nothing in the Term Credit Agreement, this Tenth Amendment or any other Loan Document shall be deemed to require the consent of such Guarantor to any future amendment, consent or waiver of the terms of the Term Credit Agreement.

SECTION 7.  CONSENT. The Borrower and the Administrative agent hereby consent to the assignment of any 2025-1 Incremental Loans and any 2025-2 Incremental Loans to any Lender (other than a Disqualified Institution) which is not an existing Lender or an Approved Fund in respect of an existing Lender, in each case, to the extent disclosed to the Borrower and the Administrative Agent prior to the date hereof. The Borrower hereby consents to the Administrative Agent’s use of the signature page attached hereto as Exhibit B in connection with the assignments to institutions previously disclosed to the Borrower in accordance with the immediately preceding sentence and the Administrative Agent may affix such signature page to each Assignment and Assumption that relates to such assignments.

SECTION 8.  POST-CLOSING COVENANT.

Within one hundred twenty (120) days of the Tenth Amendment Closing Date, unless waived or extended by the Administrative Agent in its sole discretion, the Administrative Agent shall have received either the items listed in the following clause (a) or the items listed in the following clause (b) with respect to any existing Mortgaged Property located in the United States:

(a)  written confirmation from local counsel to the applicable Loan Party and the title insurance company confirming that no mortgage amendment, title datedown endorsement or other action is required to such Mortgage in connection with this Tenth Amendment in order to ensure and insure the continued validity, perfection and priority of the Liens and security interests granted to the Administrative

Agent under such Mortgage and insured by the title insurance company for the benefit of the Administrative Agent to secure the payment of the Secured Obligations (as defined in such Mortgage), as amended by this Tenth Amendment (it being understood that such confirmation shall be in form and substance reasonably acceptable to the Administrative Agent); together with a title search to the applicable Mortgaged Property demonstrating that such Mortgaged Property is free and clear of all Liens, except Permitted Liens; or

(b) (i) an amendment to each Mortgage encumbering Mortgaged Property (each a “Mortgage Amendment”) duly executed and acknowledged by the applicable Loan Party, and in form for recording in the recording office where each Mortgage was recorded, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof under applicable law, in each case in form and substance reasonably satisfactory to the Administrative Agent and otherwise approved by the applicable local counsel for filing in the appropriate jurisdiction;

(ii)

with respect to each Mortgage Amendment, a datedown endorsement to the existing mortgage title insurance policies (each, a “Mortgage Policy,” collectively, the “Mortgage Policies”) relating to the Mortgage encumbering the Mortgaged Property subject to such Mortgage insuring the Administrative Agent that such Mortgage, as amended by such Mortgage Amendment is a valid and enforceable lien on such Mortgaged Property in favor of the Administrative Agent for the benefit of the Secured Parties free and clear of all defects, encumbrances and liens except for Permitted Liens, and such Mortgage Policy shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent;

(iii)

with respect to each Mortgaged Property, such affidavits, certificates, information (including financial data) and instruments of indemnification (including without limitation, a so-called “gap” indemnification) as shall be required to induce the title company to issue the Mortgage Policies;

(iv)

evidence acceptable to the Administrative Agent of payment by the Borrower of all applicable title insurance premiums, search and examination and related charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgage Amendments and the issuance of the Mortgage Policies.

SECTION 9.	MISCELLANEOUS PROVISIONS.

(a)    Ratification. This Tenth Amendment is limited to the matters specified herein and shall not constitute a modification, acceptance or waiver of any other provision of the Term Credit Agreement or any other Loan Document. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Term Credit Agreement or any other Loan Document or instruments securing the same, which shall remain in full force and effect as modified hereby or by instruments executed concurrently herewith.

(b)   Governing Law; Submission to Jurisdiction, Etc. This Tenth Amendment shall be governed by, and construed in accordance with, the law of the State of New York. Sections 10.15(b) and 10.16 of the Term Credit Agreement are incorporated by reference herein as if such Sections appeared herein, mutatis mutandis.

(c)   Severability. Section 10.14 of the Term Credit Agreement is incorporated by reference herein as if such Section appeared herein, mutatis mutandis.

(d)    Counterparts; Headings. This Tenth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by telecopier, .pdf or other electronic imaging means of an executed counterpart of a signature page to this Tenth Amendment shall be effective as delivery of an original executed counterpart of this Tenth Amendment. The Administrative Agent may also require that signatures delivered by telecopier, .pdf or other electronic imaging means be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of this Tenth Amendment or signature delivered by telecopier, .pdf or other electronic imaging means. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Tenth Amendment.

[Remainder of page intentionally blank; signatures begin next page]

IN WITNESS WHEREOF, the parties hereto have caused their duly Responsible Officers to execute and deliver this Tenth Amendment as of the date first above written.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

BRP R&D SERVICES INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP US INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP US MANAGEMENT SERVICES, INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP QUERETARO S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

BRP MEXICO S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP MEXICAN DISTRIBUTION S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP MARINE US INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP LOGISTICS N.A. INC. / BRP LOGISTIQUE N.A. INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

BRP LOGISTICS MANAGEMENT ULC

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

BRP GLOBAL DISTRIBUTION INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP MEGATECH INDUSTRIES INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

BRP US SERVICES LLC

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

BRP CHIHUAHUA S.A. DE C.V.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

BANK OF MONTREAL, as Administrative Agent

By:	/s/ Aaron Weigel
Name: Aaron Weigel
Title: Managing Director

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

ROYAL BANK OF CANADA, as a 2025-1 Incremental Lender and a 2025-2 Incremental Lender

By:	/s/ John Cokinos
Name: John Cokinos
Title: Managing Director

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

** SIGNATURE PAGES FOR 2025 CONVERTING LENDERS ARE ON FILE WITH THE ADMINISTRATIVE AGENT.

[BRP – Signature Page to Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2025)]

SCHEDULE 1

2025-1 Incremental Lender	2025-1 Incremental Commitment

Royal Bank of Canada	$150,821,902.05

2025-1 Converting Lenders	$423,503,097.95

Total:	$574,325,000.00

2025-2 Incremental Lender	2025-2 Incremental Commitment

Royal Bank of Canada	$222,951,956.27

2025-2 Converting Lenders	$936,548,043.73

Total:	$1,159,500,000.00

EXHIBIT A

Amended Credit Agreement

[Attached.]

EXHIBIT B

Borrower Signature Page to Assignment and Assumption

[Attached.]